LL Public

SEC
Mail Processing
Section

MAR 01 2017

Washington DC
406

17008433

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	May 31, 2017
Estimated average burden hours per response	12.00

SEC FILE NUMBER
8-68331

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MLV & Co. LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

299 Park Avenue, 7th Floor
(No. and Street)

New York (City) New York (State) 10171 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Janelle Schutt 703-312-9747
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BDO
(Name – *if individual, state last, first, middle name*)

8401 Greensboro Drive, Suite 800 (Address) McLean (City) Virginia (State) 22102 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

RMS

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Bradley J. Wright, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MLV & Co. LLC, as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public 1/27/17

Embossed Hereon is My
Commonwealth of Virginia Notary Public Seal
My Commission Expires October 31, 2020
HARRIET LESLIE MARKOWITZ

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MLV & Co. LLC

Statement of Financial Condition
December 31, 2016

MLV & Co. LLC

Index

December 31, 2016

BDO

Tel: 703-893-0600
Fax: 703-893-2766
www.bdo.com

8401 Greensboro Drive
Suite 800
McLean, VA 22102

Report of Independent Registered Public Accounting Firm

Board of Directors and Member
MLV & Co. LLC
Arlington, Virginia

We have audited the accompanying statement of financial condition of MLV & Co. LLC (the "Company") as of December 31, 2016. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of MLV & Co. LLC at December 31, 2016, in conformity with accounting principles generally accepted in the United States of America.

BDO USA, LLP

McLean, Virginia
February 28, 2017

MLV & Co. LLC

Statement of Financial Condition

December 31, 2016

Assets		
Cash	$	333
Receivables from clearing broker		2,530,963
Furniture, equipment, and leasehold improvements, net of accumulated depreciation and amortization		6,624
Prepaid expenses and other assets		58,486
Total assets	$	2,596,406
Liabilities and Member's Capital		
Liabilities		
Due to affiliates	$	942,194
Accounts payable and accrued expenses		66,034
Total liabilities		1,008,228
Commitments and Contingencies (Note 7)		
Member's capital		
Member's capital		1,588,178
Total liabilities and member's capital	$	2,596,406

The accompanying notes are an integral part of this financial statement.

Note 1. Organization and Nature of Operations:

MLV & Co. LLC ("the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a boutique investment bank engaged in a single line of business as a securities broker-dealer. The Company was organized as a Limited Liability Company under the laws of the State of Delaware in 2009 and was acquired by FBR Capital Markets Holdings, Inc. ("FBR CMH") in September 2015. The Company is a wholly-owned subsidiary of FBR CMH, which is a wholly-owned subsidiary of FBR & Co.

The Company specializes in At-the-Market issuance ("ATM") capital raising transactions and is a member of a group of affiliates, including FBR Capital Markets & Co. ("FBRC"), a broker-dealer registered with the SEC and member of FINRA whose principal business activities include capital raising, financial advisory, institutional sales and trading, differentiated securities research and securities lending. FBR CMH acquired the Company to complement FBRC's investment banking franchise.

By their nature, the Company's business activities are conducted in markets which are highly competitive and are subject to general market conditions, volatile trading markets and fluctuations in the volume of market activity, as well as conditions affecting the companies and markets in the Company's areas of focus.

The Company's revenues from investment banking are subject to substantial fluctuations due to a variety of factors that cannot be predicted with great certainty, including the overall condition of the economy and the securities markets as a whole and of the sectors on which the Company focuses. Fluctuations also occur due to the level of market activity, which, among other things, affects the flow of investment dollars and the size, number and timing of transactions. As a result, net results and revenues may vary significantly from year-to-year.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. Based on a forecast of cash flows for the year ending December 31, 2017, the Company believes that it will be able to pay its obligations as they become due. In addition, FBR CMH has agreed to provide sufficient working capital for the Company's operations.

Note 2. Summary of Significant Accounting Policies:

Use of Estimates

The preparation of the Company's financial statements, in conformity with accounting principles generally accepted in the United States of America, ("U.S. GAAP"), requires management to make estimates and assumptions affecting the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Although the Company bases its estimates and assumptions on historical experience and market information (when available) and on various other factors that it believes to be reasonable under the circumstances, management exercises significant judgment in the final determination of its estimates. Actual results may differ from these estimates.

Cash

Cash includes demand deposits with banks. The Company holds cash in financial institutions which at times may be in excess of Federal Deposit Insurance Corporation insured limits. The Company periodically reviews the financial condition of the financial institutions and assesses the credit risk of such investments.

Receivables from Clearing Broker

The Company clears all of its customer transactions through another broker-dealer on a fully disclosed basis. The Company is required to maintain a minimum deposit of $100,000 with its clearing broker. The amount receivable from the Company's clearing broker represents cash on deposit and amounts receivable for commissions, less amounts payable for clearing costs and other settlement charges.

Furniture, Equipment and Leasehold Improvements

Furniture, equipment and leasehold improvements are stated at cost less accumulated depreciation and amortization. Furniture and equipment are depreciated using the straight-line method over their estimated useful life of three to five years. Leasehold improvements are amortized using the straight-line method over the shorter of the useful life or lease term.

Income Taxes

The Company joins in the filing of a consolidated federal income tax return with FBR & Co. The Company's income tax provision is calculated based on the benefits for loss tax allocation method. Under the benefits for loss method, tax attributes are characterized as realizable by the consolidated group even if the subsidiary would not otherwise have realized the attributes on a stand-alone basis.

Deferred tax assets and liabilities represent the differences between the financial statement and income tax bases of assets and liabilities using enacted tax rates. The measurement of net deferred tax assets is adjusted by a valuation allowance if, based on the Company's evaluation and its consideration of the criteria in Accounting Standards Codification ("ASC") 740, "Income Taxes" ("ASC 740"), it is more likely than not that they will not be realized. Tax liabilities for uncertain tax positions are recorded in accordance with ASC 740.

Recent Accounting Pronouncements

In April 2015, the Financial Accounting Standards Board's ("FASB") issued Accounting Standards Update ("ASU") 2015-05, "Intangibles – Goodwill and Other Internal-Use Software (Subtopic 350-40): Customer's Accounting for Fees Paid in a Cloud Computing Arrangement," ("ASU 2015-05"). This ASU provides guidance to customers about whether a cloud computing arrangement includes a software license. If a cloud computing arrangement includes a software license, the customer should account for the software license element of the arrangement consistent with the acquisition of other software licenses. If a cloud computing arrangement does not include a software license, the customer should account for the arrangement as a service contract. The new guidance does not change the accounting for a customer's accounting for service contracts. ASU 2015-05 is effective for interim and annual reporting periods beginning after December 15, 2015. The Company adopted ASU 2015-05 in the first quarter of 2016 with no material impact on its financial statements or disclosures.

In January 2016, the FASB issued ASU 2016-01, "Financial Instruments—Overall (Subtopic 825-10), Recognition and Measurement of Financial Assets and Financial Liabilities," ("ASU 2016-01"). The amendments in ASU 2016-01 address certain aspects of the recognition, measurement, presentation and disclosure of financial instruments. ASU 2016-01 is effective for annual and interim periods beginning after December 15, 2017. Except for the early application guidance outlined in ASU 2016-01, early adoption is not permitted. The Company is currently in the process of evaluating the impact of the adoption of this ASU on its financial statements.

In June 2016, the FASB issued ASU 2016-13, "Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses of Financial Instruments," which changes the methodology for measuring credit losses on financial instruments and the timing of when such losses are recorded. This guidance will be effective for reporting periods beginning after December 15, 2019 with early adoption permitted. The Company is currently in the process of evaluating the impact of the adoption of this ASU on its financial statements.

Note 3. Related Party Transactions:

The Company is a member of an operating group of affiliates that may provide or receive services to and from each other. From time to time, FBR & Co. and other affiliates may record costs which, in part, may be based on the Company's operations. Accordingly, the statement of financial condition may not necessarily be indicative of the financial position and operations that would have existed had the Company been operated as an unaffiliated corporation.

During the year ended December 31, 2016, FBR & Co. and other affiliates allocated to the Company certain overhead costs related to various corporate governance activities and shared services activities. In addition, FBRC allocated to the

Company costs related to its investment banking personnel for services associated with the Company's capital raising activities. As of December 31, 2016, $942,194 was payable to affiliates.

Contributions

During the year ended December 31, 2016, the Company's parent company, FBR CMH made a non-cash capital contribution totaling $500,000, reflecting the contribution of an intercompany payable.

Note 4. Furniture, Equipment and Leasehold Improvements

As of December 31, 2016 the Company had computer equipment with an original cost of $52,780, accumulated depreciation of $46,156, and a net book value of $6,624 recorded on its statement of financial condition.

Note 5: Income Taxes:

The Company joins in the filing of a consolidated federal income tax return with FBR & Co. The Company's current income tax provision is calculated based on the benefits for loss income tax allocation method pursuant to the Company's tax sharing arrangement with FBR & Co.

Deferred tax assets and liabilities consisted of the following as of December 31, 2016:

Deferred tax assets		
Net operating loss	$	751,795
Depreciation and amortization		628,767
Subtotal		1,380,562
Valuation allowance		(1,380,562)
Deferred tax assets after valuation allowance		-

As of December 31, 2016, the Company had federal net operating losses of $1,935,721. The Company had state and local net operating loss carryovers of $74,293 on a tax effected basis excluding the effect of federal offset. The state and local net operating loss carryovers begin to expire in 2035.

Following the criteria in ASC 740, the Company evaluates the need for a valuation allowance against its deferred tax assets on a quarterly basis assessing the positive and negative evidence to determine if it is more likely than not that some or all of the deferred tax assets will be realized. An assessment is conducted of all available evidence to determine the amount of deferred tax assets that are more-likely-than-not to be realized, and therefore recorded. This evidence includes taxable income in prior periods, projected future taxable income and projected future reversals of deferred tax items. Based on its assessment as of December 31, 2016, the Company concluded that a full valuation allowance related to its deferred tax assets was required. This conclusion was based on management's consideration of various factors, including the consolidated group's operating performance, its cumulative operating results over the prior twelve quarters and the outlook regarding the consolidated group's prospective operating performance.

FBR & Co. is not currently under audit related to its federal income tax returns. As of December 31, 2016, tax years subsequent to December 31, 2013 remain open under the federal statute of limitations and for the Company's significant state jurisdictions. As of December 31, 2016, the Company had no liability for uncertain tax positions.

Note 6: Regulatory Requirements:

The Company is registered with the SEC and is a member of FINRA. As such, the Company is subject to the Uniform Net Capital Rule 15c3-1 ("Rule 15c3-1") which stipulates minimum net capital requirements and aggregate indebtedness levels. As of December 31, 2016, the Company had net capital of $1,523,068 which was $1,423,068 in excess of its required net capital of $100,000. Rule 15c3-1 also requires that the Company's aggregate indebtedness to net capital percentage not exceed 1500%. The Company's aggregate indebtedness to net capital percentage was 66%.

The Company is exempt from the provisions of Rule 15c3-3 under the Securities and Exchange Act of 1934, (the "Rule") based on section (k)(2)(ii) of the Rule because all customer transactions are cleared through another broker-dealer on a fully disclosed basis and the Company does not carry or hold any customer funds or securities.

Note 7. Commitments and Contingencies:

Litigation

As of December 31, 2016, except as described below, the Company was neither a defendant nor plaintiff in any lawsuits or arbitrations nor involved in any governmental or self-regulatory organization matters that are expected to have a material adverse effect on its financial condition, results of operations or liquidity. The Company has been named as a defendant in civil lawsuits relating to its various businesses. In addition, the Company is subject to various reviews, examinations, investigations and other inquiries by governmental agencies and self-regulatory organizations. There can be no assurance that these matters individually or in aggregate will not have a material adverse effect on the Company's financial condition, results of operations, or liquidity in a future period. However, based on management's review with counsel, resolution of these matters is not expected to have a material adverse effect on the Company's financial condition, results of operations or liquidity.

Many aspects of the Company's business involve substantial risks of liability and litigation. Underwriters and broker-dealers are exposed to liability under federal and state securities laws, other federal and state laws and court decisions, including decisions with respect to underwriters' liability and limitations on indemnification, as well as with respect to the handling of customer accounts. For example, underwriters may be held liable for material misstatements or omissions of fact in a prospectus used in connection with the securities being offered and broker-dealers may be held liable for statements made by their securities analysts or other personnel. The Company has been named as a defendant in securities claims involving investment banking clients as a result of the Company's role as an underwriter. In these cases, the underwriting agreement provides, subject to certain conditions, that the investment banking client is required to indemnify the Company against certain claims or liabilities, including claims or liabilities under the Securities Act of 1933, as amended (the "Securities Act"), or contribute to payments which the Company is required to make as a result of the litigation. There can be no assurance that such indemnification or contribution will ultimately be available to the Company or that an investment banking client will be able to satisfy its indemnity or contribution obligations when due.

On January 5, 2017, the complaints filed in November 2015 and May 2016 naming the Company as a defendant in putative class action lawsuits alleging claims under the Securities Act in connection with the offerings of Miller Energy Resources, Inc. ("Miller") were consolidated. The Master Consolidated Complaint, styled Gaynor v. Miller et al., is pending in the United States District Court for the Eastern District of Tennessee, and, like its predecessor complaints, continues to allege claims under Sections 11 and 12 of the Securities Act against nine underwriters for alleged material misrepresentations and omissions in the registration statement and prospectuses issued in connection with 6 offerings (February 13, 2013; May 8, 2013; June 28, 2013; September 26; 2013; October 17, 2013 (as to the Company only) and August 21, 2014) with an alleged aggregate offering price of approximately $151,000. The plaintiffs seek unspecified compensatory damages and reimbursement of certain costs and expenses. Although the Company is contractually entitled to be indemnified by Miller in connection with this lawsuit, Miller filed for bankruptcy in October 2015 and this likely will decrease or eliminate the value of the indemnity that the Company receives from Miller. Briefing on the defendants' motions to dismiss is ongoing and expected to be completed by the second quarter of 2017.

In accordance with applicable accounting guidance, the Company establishes an accrued liability for litigation and regulatory matters when those matters present loss contingencies that are both probable and estimable. In such cases, there may be an exposure to loss in excess of any amounts accrued. When a loss contingency is not both probable and estimable, the Company does not establish an accrued liability. As a litigation or regulatory matter develops, management, in conjunction with counsel, evaluates on an ongoing basis whether such matter presents a loss contingency that is probable and estimable. The pending case discussed above involving the Company is at a preliminary stage, based on management's review with counsel and present information known by management, loss contingencies for litigation and regulatory matters are not probable and estimable as of December 31, 2016.

In certain circumstances, broker-dealers may also be held liable by customers and clients for losses sustained on investments. In recent years, there has been an increasing incidence of litigation and actions by government agencies and self-regulatory organizations involving the securities industry, including class actions that seek substantial damages. The Company is also subject to the risk of litigation, including litigation that may be without merit. As the Company intends to actively defend any such litigation, significant legal expenses could be incurred. An adverse resolution of any future litigation against the Company could materially affect its financial condition, operating results and liquidity.

Note 8. Off-Balance Sheet Risk and Other Risk:

The Company functions as an introducing broker that places and executes customer orders. The orders are then settled by an unrelated clearing broker that maintains custody of customers' securities and provides financing to customers. The Company clears all of its securities transactions through a clearing broker on a fully disclosed basis. Pursuant to the terms of the agreement between the Company and the clearing broker, the clearing broker has the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations. As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right. At December 31, 2016, the Company has recorded no liabilities with regard to the right.

In addition, the Company has the right to pursue collection of performance from the counterparties who do not perform under their contractual obligations. The Company monitors the credit standing of the clearing broker and all counterparties with which it conducts business.

The securities industry is subject to numerous risks, including the risk of loss associated with underwriting securities, and the risk of reduced revenues in periods of reduced demand for security offerings and activity in secondary trading markets. Changing economic and market trends may negatively impact the Company's ATM capital raising transactions which may adversely affect the Company's revenues and profitability.

Through indemnification provisions in the agreement with the Company's clearing organization, customer activities may expose the Company to off-balance-sheet credit risk. Financial instruments may have to be purchased or sold at prevailing market prices in the event a customer fails to settle a trade on its original terms or in the event cash and securities in customer margin accounts are not sufficient to fully cover customer obligations. The Company seeks to manage the risks associated with customer activities through customer screening and selection procedures as well as through requirements on customers to maintain margin collateral in compliance with various regulations and clearing organization policies.

Note 9. Subsequent Event:

On February 21, 2017, FBR & Co. signed a stock for stock merger agreement with B. Riley Financial Inc., a publicly traded diversified financial services company based in Los Angeles. Pursuant to this agreement, and subject to shareholder and regulatory approvals, B. Riley Financial Inc. will acquire FBR & Co. This transaction is expected to close in the second quarter of 2017. Following completion of this merger, the Company would be a subsidiary of B. Riley Financial Inc.